VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 90549

     Re:    International Microcomputer Software, Inc.
            Application for Withdrawal of Registration Statement on Form S-3 File No. 333-80235

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, International Microcomputer Software, Inc. (the "Company") hereby applies for the withdrawal of its Registration Statement No. 333-80235 on Form S-3 with all exhibits thereto (the "Registration Statement").

Based upon our investigation with current management of the Company, it appears that the Registration Statement was originally filed with the Securities and Exchange Commission on June 8, 1999, in connection with the possible resale of shares of the Company's Common Stock issued to various stockholders, as more fully described in the Registration Statement. Shortly after the Registration Statement was filed, the Company encountered severe financial difficulties which led to debt and other financial restructuring and two successive management changes. Current management was unaware that the Registration Statement had been filed and not subsequently withdrawn.

The Registration Statement has not been declared effective by the Securities and Exchange Commission and no shares have been sold pursuant to it by the selling shareholders named therein.

Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

Please contact the undersigned if you have any questions regarding this request for withdrawal.


                                            Very truly yours,


                                            William J. Bush
                                            Chief Financial Officer & Secretary